RONSON                                                         EXECUTIVE OFFICES
CORPORATION

3 RONSON RD                                              TELEPHONE: 732-636-2430
P.O. BOX 3000 WOODBRIDGE, NEW JERSEY 07095




                                                               November 23, 2009

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

      RE:     Form 10-K for the fiscal year ended December 31, 2008
              Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 File No. 1-1031

Dear Mr. Decker:

On behalf of Ronson Corporation (the "Company"), set forth below are our responses to the additional comments raised in your letter dated November 12, 2009 (the "Comment Letter") regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Annual Report") and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 (the "Quarterly Reports"). The responses below are in the same order in which the Comment Letter was written with each response immediately following the corresponding comment each of which is re-typed below.

Also, in connection with this response, we acknowledge the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
----------------------------------------------

Note 4 - Long-term Debt, page 62
--------------------------------

      1. We have reviewed your response to prior comment 1. We believe you should amend your December 31, 2008 Form 10-K to classify these loan balances as current liabilities, rather than long-term liabilities, and also revise any related disclosures throughout the filing accordingly. In doing so, please also address the following:

      o Please include the financial statement disclosure required by paragraphs 25 and 26 of SFAS 154;

      o Please make arrangements with your auditor to revise their report to refer to the restatement and the footnote that discusses it;

Mr. Rufus Decker
November 23, 2009
Page 2 of 2

      o Please disclose in the appropriate sections of your Form 10-K/A the impact this restatement had on your original conclusions regarding the effectiveness of both your disclosure controls and procedures and internal controls over financial reporting as of December 31, 2008;

      o Ensure that you include certifications that are currently dated and refer to the Form 10-K/A;

      o An Item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in those financial statements. See also Question 1 of the FAQ Current Report on Form 8-K dated November 21, 2004; and

      o Ensure that your Schedule 14A disclosures regarding your debt reflect the classification of these loan balances as current, including the pro forma financial statements.

In response to the Staff's comment, we have filed contemporaneously with this submission an amendment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 to reclassify loan balances as current liabilities and to revise related disclosures in Management's Discussion and Analysis of Financial Condition consistent with this disclosure. In addition, pursuant to the Staff's recommendations we have also addressed the following:

      o we have included detail of the line items changed in the financial statements and any applicable related disclosure pursuant to the requirements of paragraphs 25 and 26 of SFAS 154;

      o we have obtained a revised audit report from our auditors, Demetrius & Company, L.L.C., to refer to the restatement and the footnote that discusses it which is included in our Form 10-K/A;

      o we have included disclosure regarding our view that, notwithstanding the restatement of our financial statements for the fiscal year ended December 31, 2008, management believes that our disclosure controls and procedures are effective and that our internal controls over financial reporting are effective;

      o we have included currently dated (and, pursuant to a previous comment, revised)certifications with our Form 10-K/A which refer to the Form 10-K/A;

      o     we have  filed a Current  Report on Form 8-K  disclosing  under Item
            4.02 management's conclusion that our previously issued financial statements should no longer be relied upon; and

      o we will revise our disclosures regarding debt, as appropriate, in an amendment to our preliminary proxy statement on Schedule 14A together with other revisions responsive to the Staff's comments.

                                     * * * *

In the event that you have any questions regarding our responses or require additional information, please contact me at (732) 438-0320.

                                                     Very truly yours,

                                                     /s/ Daryl Holcomb

                                                     Daryl Holcomb
                                                     Chief Financial Officer

cc:      Jeffrey Gordon, Staff Accountant